       As filed with the Securities and Exchange Commission on October 8, 1996
                                                       Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                 -------------------

                                       FORM S-3
                                REGISTRATION STATEMENT
                                        UNDER
                              THE SECURITIES ACT OF 1933

                                  ------------------

                               BIOCIRCUITS CORPORATION
                (Exact name of Registrant as specified in its charter)

         DELAWARE                                        94-3088884
(State or other jurisdiction                          (I.R.S. Employer
of incorporation or organization)                  Identification Number)

                               1324 CHESAPEAKE TERRACE
                             SUNNYVALE, CALIFORNIA 94089
                                    (408) 745-1961
                 (Address, including zip code, and telephone number,
          including area code, of Registrant's principal executive offices)

                                 DONALD B. HAWTHORNE
                               CHIEF FINANCIAL OFFICER
                               1324 CHESAPEAKE TERRACE
                             SUNNYVALE, CALIFORNIA 94089
                                    (408) 745-1961
              (Name, address, including zip code, and telephone number,
                      including area code, of agent for service)

                                      Copies to:

                              DEBORAH A. MARSHALL, ESQ.
                                LANA K. HAWKINS, ESQ.
                                  COOLEY GODWARD LLP
                  FIVE PALO ALTO SQUARE, PALO ALTO, CALIFORNIA 94306
                                    (415) 843-5000

           Approximate date of commencement of proposed sale to the public:

      AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is filed in a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                ---------------------


                                                       CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

                                                       PROPOSED MAXIMUM            PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF          AMOUNT TO BE       OFFERING PRICE PER         AGGREGATE OFFERING                AMOUNT OF
  SECURITIES TO BE REGISTERED        REGISTERED             SHARE(1)                   PRICE(1)                 REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------------
        Common Stock              2,903,321 shares           $3.50                   $10,161,624                    $3,079.28
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------


(1) Estimated in accordance with Rule 457(c) solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices of the Company's Common Stock as reported on the Nasdaq National Market System on October 3, 1996.

                                ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               BIOCIRCUITS CORPORATION


         Cross Reference Sheet showing the location in the Prospectus of the
                                  Items on Form S-3


               Form S-3 Item and Caption            Location in Prospectus
               -------------------------            ----------------------

 1.  Forepart of Registration Statement and
     Outside Cover Page of Prospectus  . . . . . .       Outside Front Cover
                                                         Page

 2.  Inside Front and Outside Back Cover Pages of        Inside Front and
     Prospectus  . . . . . . . . . . . . . . . . .       Outside Back Cover
                                                         Pages

 3.  Summary Information, Risk Factors and Ratio         The Company; Risk
     of Earnings to Fixed Charges  . . . . . . . .       Factors

 4.  Use of Proceeds . . . . . . . . . . . . . . .       Use of Proceeds

 5.  Determination of Offering Price . . . . . . .       *

 6.  Dilution  . . . . . . . . . . . . . . . . . .       *

 7.  Selling Security Holders  . . . . . . . . . .       Selling
                                                         Securityholders

 8.  Plan of Distribution  . . . . . . . . . . . .       Outside Front Cover
                                                         Page; Plan of
                                                         Distribution

 9.  Description of Securities to Be Registered  .       *

 10. Interests of Named Experts and Counsel  . . .       *

 11. Material Changes  . . . . . . . . . . . . . .       *

 12. Incorporation of Certain Information by             Inside Front Cover
     Reference . . . . . . . . . . . . . . . . . .       Page

 13. Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities . . . . . . . . . . . . . . . . .       *


-------------
*   Such item is inapplicable or the answer thereto is in the negative.

 PROSPECTUS
                                   2,903,321 Shares

                               BIOCIRCUITS CORPORATION

                         -----------------------------------

                                     COMMON STOCK

                         -----------------------------------

    This Prospectus relates to a total of 2,903,321 shares of Common Stock (the "Shares"), with a par value of $0.001 (the "Common Stock") of Biocircuits Corporation (the "Company") which are being offered and sold by certain stockholders of the Company (the "Selling Securityholders"). Of such Shares (i) 1,930,462 were issued by the Company in a private financing pursuant to a Common Stock and Warrant Purchase Agreement dated as of September 30, 1996 (the "Financing") (ii) 965,231 are issuable pursuant to the exercise of warrants which were issued in connection with the Financing (the "Financing Warrants") (iii) 2,500 are issuable pursuant to the exercise of warrants which were issued in connection with a line of credit agreement dated April 4, 1996 the ("Line of Credit Warrants") and (iv) 5,128 are issuable pursuant to the exercise of warrants which were issued in connection with a standby letter of credit issued on August 6, 1996 (the "Standby Letter of Credit Warrants", and, together with the Line of Credit Warrants, the "Credit Financing Warrants"). The Financing Warrants and the Credit Financing Warrants are referred to herein collectively as the "Warrants".

    The Shares may be offered by the Selling Securityholders from time to time in transactions on the Nasdaq National Market System, in privately negotiated transactions or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Selling Securityholders" and "Plan of Distribution."

    The Company will receive all of the proceeds from the sale of the Common Stock issued by the Company in the Financing and from the exercise of the Warrants, but will not receive any of the proceeds from the sale of the Shares by the Selling Securityholders hereof. See "Plan of Distribution."

    The Selling Securityholders, directly or through agents, dealers or underwriters, may sell the Shares offered hereby from time to time on terms to be determined at the time of sale. The Company's Common Stock is traded on the Nasdaq National Market System under the symbol BIOC.

                      ------------------------------------------
               THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                             SEE "RISK FACTORS" ON PAGE 7.

                      ------------------------------------------

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
              SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                    COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                    COMMISSION OR ANY STATE SECURITIES COMMISSION
                       PASSED UPON THE ACCURACY OR ADEQUACY OF
                         THIS PROSPECTUS.  ANY REPRESENTATION
                                 TO THE CONTRARY IS A
                                  CRIMINAL OFFENSE.

    No underwriting commissions or discounts will be paid by the Company in connection with this offering. Estimated expenses payable by the Company in connection with this offering are $30,070.66. The aggregate proceeds to the Selling Securityholders from the sale of the Shares will be the purchase price of the Shares sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. See "Plan of Distribution."

    The Selling Securityholders and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), and any commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Act. The Company has agreed to indemnify the Selling Securityholders and certain other persons against certain liabilities, including liabilities under the Act.

                   The date of this Prospectus is October 8, 1996.

    No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation.
Neither the delivery of this Prospectus at any time nor any sale made hereunder shall, under any circumstances, imply that the information herein is correct as of any date subsequent to the date hereof.

                                AVAILABLE INFORMATION

    The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional Offices: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web site is http://www.sec.gov. The
Company's Common Stock is quoted on the Nasdaq National Market System, and such reports, proxy statements and other information can also be inspected at the offices of The Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

    Additional information regarding the Company and the Shares offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits thereto. Statements contained in this Prospectus regarding the contents of any document or contract may be incomplete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement. For further information pertaining to the Company and the Shares, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission pursuant to the Exchange Act are by this reference incorporated in and made a part of this Prospectus:

    (1) The Annual Report on Form 10-K for the fiscal year ended December 31, 1995 filed on March 31, 1996, including all matters incorporated by reference therein;

    (2) The Proxy Statement filed on April 18, 1996, including all matters incorporated by reference therein;

    (3) The Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996, filed on May 14, 1996, including all matters incorporated by reference therein; and

    (4) The Quarterly Report on Form 10-Q for the quarterly period ended
June 30, 1996, filed on August 13, 1996, including all matters incorporated by reference therein.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or


                                          2.

supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner to whom this Prospectus is delivered, upon a written or oral request to Biocircuits Corporation, Attention: Donald Hawthorne, 1324 Chesapeake Terrace, Sunnyvale, California, 94089, telephone number (408) 745-1961.

                                 --------------------


                                          3.

--------------------------------------------------------------------------------

                                     THE COMPANY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

    Biocircuits was founded in 1989 to develop new immunodiagnostic testing systems. Immunodiagnostic tests, or "assays," are performed on samples of bodily fluids to diagnose a variety of infectious diseases and other conditions such as endocrine dysfunctions, and to conduct therapeutic drug monitoring. Immunodiagnostic tests utilize biological reagents, such as antibodies, and an instrument to detect the presence of a substance of interest, or "analyte," such as a virus or hormone.

    The Company's IOS point-of-care immunodiagnostic testing system consists of a compact, inexpensive instrument and disposable test cartridges that can be operated by a user with no special skills or training. The system enables users to perform tests at many locations, including physicians' offices, ambulatory clinics and small clinical laboratories. In the first quarter of 1996, the Company began marketing its IOS system with cartridges capable of performing T4 and T Uptake tests, two of the most commonly requested immunodiagnostic tests for determining thyroid dysfunction. In April 1996, the company filed a 510(k) pre-market notification with the United States Food and Drug Administration (the "FDA") for a Thyroid Stimulating Hormone ("TSH") assay. The Company currently anticipates that it will obtain FDA clearance for the TSH assay in the fourth quarter of 1996, although FDA clearance may actually take longer. In September 1996, the Company announced FDA clearance to market a qualitative serum pregnancy assay, a test designed to allow physicians to perform this common pregnancy test in their office during the patient visit where they can provide more immediate pre-natal care to patients. Also in September 1996, the Company filed a 510(k) pre-market notification with the FDA for a quantitative hCG assay, a test to track the progress of early pregnancies. The Company is in the process of developing an improved second generation cartridge for the new assays as well as existing assays. The Company believes this modified design will be required for the market launch of the TSH, qualitative serum pregnancy and quantitative hCG tests. The Company currently expects the improved cartridge to be available in the fourth quarter of 1996. The Company plans to launch the serum pregnancy test and the TSH assay, pending FDA clearance, upon completion of the second generation cartridge.

    Biocircuits is currently developing three additional assays: a prostrate specific antigen ("PSA") test for management of prostate cancer patients, a Digoxin test for monitoring the therapeutic usage of this drug in the treatment of heart disease and a Free T4 test for diagnosing true clinical thyroid status. The Company plans to continue to develop additional immunodiagnostic assays commonly requested by office-based physicians.

    The Company believes that its IOS system is the first low-cost, commercially available product which permits a physician to perform immunodiagnostic tests at the point of patient care. Performing tests with current immunodiagnostic testing systems is time consuming, expensive and requires multiple steps and skilled technicians. The Company believes that the IOS system reduces the cost of immunodiagnostic testing by providing test results more rapidly than other current testing procedures.

    Biocircuits is targeting the approximately 41,000 small- to medium-sized physician office practices and free-standing alternate site laboratories which are licensed under the Clinical Laboratories Improvement Act of 1967 and Amendments of 1988 ("CLIA") for high or moderate complexity testing. Most of these sites do not currently have an immunodiagnostic testing capability. The IOS system is approved for moderately complex testing.

    To perform a test, the operator inserts the test cartridge into the IOS instrument, which then reads the relevant assay information contained on the cartridge's bar code. The cartridge is then partially released from the instrument, enabling the operator to place the specimen (blood, urine or other samples) into one to two wells in the cartridge, depending on the test. The sample automatically flows to the test zone, where it produces a signal that the instrument uses to determine the test results. The IOS instrument provides a liquid crystal display and a printed output in approximately 20 to 30 minutes, although the time varies by test. Receiving results within this time frame enables the doctor to make a treatment decision before the patient leaves the office, facilitating earlier treatment and obviating the need for an additional visit or telephone call.

    The Company also believes that other diagnostic testing systems may be developed using a combination of its IOS cartridge, lipid/polymer biomaterial and rapid automated particle-based technologies, either by Biocircuits alone or in conjunction with strategic partners. Biocircuits has developed significant knowledge about lipid/polymer
--------------------------------------------------------------------------------


                                          4.

biomaterials in the past seven years that the Company believes could be useful in other diagnostic system applications. In August 1995, the Company entered into a collaborative agreement (the "Agreement") with Beckman Instruments, Inc. ("Beckman") and received $3,500,000 in the form of convertible debt (the "Note") in exchange for granting Beckman certain options for licensing and marketing rights to testing applications using the Company's proprietary lipid/polymer technology. Pursuant to the terms of the Agreement, Biocircuits retains rights to market products based upon the technology to the blood banking, allergy, environmental and veterinary testing markets, as well as for quantitative testing in U.S. physicians' offices and to all other non-Beckman fields. Beckman was granted the right to commercialize the technology applicable to immunoassays and nucleic acid-binding assays for the reference and clinical laboratory markets, the cardiac market, qualitative testing in U.S. physicians' offices, and the biological and industrial research markets.

    Pursuant to the terms of the Agreement, the Company completed a feasibility study in August 1996 (the "Completion Date"). Beckman has ninety days from the Completion Date to exercise its development license option ("Development Option") in order to retain rights to the technology. If Beckman elects to exercise its Development Option in order to retain its rights to the technology, it is required to invest certain minimum funds to develop the technology prior to commercialization. In such event, upon the first commercial sale of any products derived from such technology, the Note will automatically convert to a royalty-bearing license fee. After exercising its Development Option, should Beckman decide not to invest further funds to develop the technology, it must convert the Note to Common Stock of the Company at a specified premium rate based upon the then current market price of the Company's Common Stock. In the event Beckman fails to exercise its Development Option, it may, at its option, either convert the Note to Common Stock of the Company at a specified premium rate based upon the then current market price of the Company's Common Stock or require the Company to repay the Note, with interest, in August 2000. Should Beckman decline to exercise its Development Option, the Company would regain full rights to the technology, including all improvements made during the feasibility study.


                                          5.

--------------------------------------------------------------------------------

                                     THE OFFERING


    Shares offered . . . . .    Up to 2,903,321 Shares, all of which are being
                                offered by the Selling Securityholders.(1)

    Use of Proceeds. . . . .    Proceeds to the Company from the sale of the
                                Common Stock issued by the Company in the Financing and from the exercise of the Warrants will be used for general corporate purposes, including sales and marketing and research and development. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Securityholders.

    Nasdaq Symbol. . . . . .    BIOC.


    (1) Includes (i) 1,930,462 shares of Common Stock issued by the Company in the Financing (ii) 965,231 shares of Common Stock issuable pursuant to the exercise of the Financing Warrants (iii) 2,500 Shares of Common Stock issuable pursuant to the exercise of the Line of Credit Warrants and
    (iv) 5,128 shares of Common Stock issuable pursuant to the exercise of the Standby Letter of Credit Warrants. Assumes the exercise of all of the Warrants.





                               ------------------------

    Biocircuits Corporation and IOS are registered trademarks of the Company.


--------------------------------------------------------------------------------


                                          6.

                                     RISK FACTORS


    The following factors should be considered carefully with the information provided elsewhere in this Prospectus in evaluating an investment in the Shares offered hereby.

    This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

DEVELOPMENT STAGE COMPANY; PRODUCTS UNDER DEVELOPMENT

    Biocircuits was founded in 1989 and is a development stage company. To achieve profitable operations, the Company, alone or with others, must, among other things, successfully develop, obtain regulatory approval for, introduce and market its current and potential products. The time frame necessary to develop the Company's diagnostic instruments and tests is uncertain. The Company has experienced delays in the scheduled completion of its IOS point-of-care instrument and test cartridges, and there can be no assurance that further product development delays will not occur in the future.

    The Company's first sale and shipment of its IOS system, with cartridges capable of performing two of the most commonly requested immunodiagnostic tests, T4 and T Uptake, occurred in March 1996. In April 1996, the Company filed a 510(k) pre-market notification with the FDA for a TSH assay. In September 1996, the Company announced FDA clearance to market a qualitative serum pregnancy assay. Also in September 1996, the Company filed a 510(k) pre-market notification with the FDA for a quantitative hCG assay.
Biocircuits is currently developing three additional assays: a PSA test, a Digoxin test, and a Free T4 test. Beginning in the second quarter of 1996, the Company developed and initiated testing of a modified cartridge design. The Company believes this second generation cartridge design will be required for the market launch of the TSH, qualitative serum pregnancy and quantitative hCG tests. Any cartridge design typically requires certain changes to the mold prior to finalization of the cartridge design. The Company currently believes the modified cartridge will be completed for a market launch of the qualitative serum pregnancy tests in the fourth quarter of 1996 and for the market launch of the TSH assay upon FDA clearance, which the Company currently expects to occur in the fourth quarter of 1996, although FDA clearance may take longer. Even if the Company receives timely clearance of the TSH test from the FDA, the Company does not expect to realize any significant revenue from related instrument sales until at least late in the fourth quarter of 1996.

    There can be no assurance that the IOS point-of-care system and tests will perform in accordance with the Company's specifications, that the Company will be able to develop successfully or obtain regulatory clearance for additional tests or any other future products, that the second generation cartridge will be developed in a timely manner and perform as planned, that any of the Company's products can be manufactured in sufficient quantity, at acceptable cost and with appropriate quality, or that any products, if and when approved, can be successfully marketed. Failure to meet one or more of these challenges could have a material adverse effect on the Company.

UNCERTAIN MARKET ACCEPTANCE OF POINT-OF-CARE PRODUCT

    Substantially all immunodiagnostic testing currently is performed at large clinical laboratories rather than the point-of-care site. There can be no assurance that the Company will be successful in developing and penetrating the point-of-care market for immunodiagnostic testing. In order to be successful, the Company must establish a sales force and further develop its relationships with distributors which currently supply a substantial portion of medical and test products to physicians. The selling process typically requires the Company's sales force to work closely with distributors, generate qualified physician leads and perform demonstrations for the IOS system in physicians' offices. The selling process can be time-consuming and there can be no assurance that the Company will be successful in marketing the IOS system, that the rate of sales growth will meet expectations or that the marketing programs of the Company will achieve the desired results. To date, the number of instrument sales to distributors and placements in physicians' offices have been significantly less than the Company's initial expectations.

                                          7.

In general, market acceptance of the Company's initial point-of-care system will depend upon the Company's ability to demonstrate the accuracy and value of its system and to persuade physicians to perform the Company's initial tests in their own facilities rather than send those tests to clinical laboratories. More specifically, in order for the Company to have success in penetrating the point-of-care immunodiagnostic market and to achieve significant sales of IOS systems and test cartridges, the Company believes it will need to expand its menu of tests beyond the T4 and T Uptake tests. The Company's initial marketing efforts indicate that offering a TSH test may be a key element in penetrating the physicians' office market. There can be no assurance that the TSH test will have the desired impact in increasing the market acceptance of the Company's IOS system.

LACK OF MARKETING EXPERIENCE; INTERNATIONAL SALES

    The Company plans to target the estimated 41,000 physician practices and alternate site laboratories that are licensed under the Clinical Laboratories Improvement Act of 1967 and Amendments of 1988 (CLIA) for high or moderate complexity testing, most of which currently do not have an immunodiagnostic testing capability. The Company plans to market its IOS point-of-care system to physicians' offices and alternative site laboratories through distributors supported by its own sales force in the United States and through distributors and marketing partners outside the United States. The Company has entered into agreements with medical supply distributors with distribution sites throughout the United States and sales representatives with expertise in selling testing and other medical equipment to the physicians' office laboratory market. Although the Company's first sale and shipment of its IOS system occurred in March 1996, there can be no assurance that the Company will be successful in marketing its products, directly or through distributors. In addition, since the Company first established relationships with its distributors, some of the distributors of the Company's products have consolidated with companies that distribute products that may compete with the Company's products. There can be no assurance that such consolidation will not continue, and if it does continue, that such consolidation will not have an adverse impact on the Company's operations.

    In addition to its relationships with distributors, the Company must establish marketing and customer service programs and a small sales force in order to penetrate successfully the point-of-care market for immunodiagnostic testing. In order to compete successfully, the Company will be required to provide prompt service to its customers. However, there can be no assurance that the Company will be able to establish the necessary programs or that such programs and service will be consistently reliable.

    The Company expects that international sales will represent a portion of its net sales and that the Company's success will be dependent upon, among other things, its ability to form relationships with established international marketing partners. To date, no such relationships have been established. The Company will be subject to normal risks of international sales, such as currency fluctuations, export controls and other regulations. In addition, the laws of certain foreign countries may not protect the Company's intellectual property rights to the same extent as do the laws of the United States.

RELATIONSHIP WITH BECKMAN AND OTHER POTENTIAL LICENSEES

    In August 1995, the Company entered into an Agreement with Beckman and received $3,500,000 in the form of a Note in exchange for granting Beckman certain options for licensing and marketing rights to testing applications using the Company's proprietary lipid/polymer technology. Pursuant to the terms of the Agreement, the Company retains rights to market products derived from the technology to the blood banking, allergy, environmental and veterinary testing markets, as well as for quantitative testing in U.S. physicians' offices and to all other non-Beckman fields. Beckman also was granted the right to commercialize the technology applicable to immunoassays and nucleic acid-binding assays for the reference and clinical laboratory markets, the cardiac market, qualitative testing in U.S. physicians' offices, and the biological and industrial research markets. Pursuant to the terms of the Agreement, the Company completed a feasibility study on the Completion Date.

                                          8.

    Beckman has ninety days from the Completion Date to exercise its Development Option. If Beckman elects to exercise its Development Option in order to retain its rights to the technology, it is required to invest certain minimum funds to develop the technology prior to commercialization. In such event, upon the first commercial sale of any products derived from such technology, the Note will automatically convert to a royalty-bearing license fee. After exercising its Development Option, should Beckman decide not to invest further funds to develop the technology, it must convert the Note to Common Stock of the Company at a specified premium rate based upon the then current market price of the Company's Common Stock. In the event Beckman fails to exercise its Development Option, it may, at its option, convert the Note to Common Stock of the Company at a specified premium rate based upon the then current market price of the Company's Common Stock, or require the Company to repay the Note, with interest, in August 2000. Should Beckman decline to exercise its Development Option, the Company would regain full rights to the technology, including all improvements made during the feasibility study. There can be no assurance that Beckman will exercise its Development Option or that Beckman or the Company will be successful in developing or obtaining regulatory approval for or marketing this technology alone or with third parties. The failure of Beckman to exercise its Development Option may have an adverse effect on the Company's ability to develop the lipid/polymer technology.

    The Company also is exploring opportunities to license its technologies to marketing partners for use in areas of interest other than the point-of-care immunodiagnostic market being pursued by Biocircuits. The Company expects that such agreements could include technology licenses, research funding, milestone payments, collaborative product development, royalties and/or equity investments in Biocircuits. There can be no assurance that the Company will be able to enter into any such collaborative agreements or that any such collaborative agreements would be successful.

LACK OF MANUFACTURING EXPERIENCE; RELIANCE ON CONTRACT MANUFACTURERS

    Biocircuits has developed a proprietary manufacturing process for producing the test cartridges for its IOS point-of-care system. The Company has established its initial manufacturing capability for the single-use cartridges. Various plastic components and other materials for the cartridges are and will be obtained from contract manufacturers. The Company's near term cartridge manufacturing milestones include improving manufacturing efficiencies, expanding mold and cartridge manufacturing capacity as both the test menu and test manufacturing volume expand, initiating manufacturing automation efforts and manufacturing the cartridge at the Company's targeted cost. There can be no assurance that the Company will be successful in achieving these milestones or that these milestones will be achieved on a timely basis. This automation effort will be critical to meeting the Company's longer-term cartridge manufacturing demands and cost targets. The cartridge manufacturing scale-up process will require the Company to develop advanced manufacturing techniques and rigorous process controls. There can be no assurance that the Company will be successful in these efforts or that such efforts will result in the Company meeting expected cartridge demand or achieving the Company's longer-term cartridge manufacturing cost targets.

    The Company has registered its manufacturing facility with the FDA and with the Department of Health Services of the State of California, and will be subject to state and federal inspections confirming the Company's compliance with good manufacturing practice ("GMP") guidelines. Prior to the first sale and shipment of its IOS point-of-care system in March 1996, the Company believes it finished setting up this initial manufacturing capability in compliance with GMP requirements. No assurance can be given as to the ability of the Company to produce commercial quantities of cartridges in compliance with applicable regulations at an acceptable cost.

    In August and December 1995, the Company entered into agreements with Nalge Nunc International, Inc. ("Nunc") to manufacture the plastic components of its disposable test cartridges. Under the terms of the agreement, Nunc has the exclusive right to supply the plastic components for the test cartridges for all sales in North America. The Company will be entirely dependent on Nunc as the sole source for the plastic components and the molding thereof. There can be no assurance that Nunc will be able to deliver the required quantities of test cartridge components on schedule or at costs acceptable to the Company.


                                          9.

    In December 1992, the Company entered into an agreement with KMC Systems, Inc. ("Kollsman") pursuant to which Kollsman was appointed the exclusive North American suppliers of the IOS instrument. The agreement with Kollsman contained certain minimum purchase requirements and expired three years from the date of first commercial production, subject to certain rights of earlier termination. In April 1996, the Company and Kollsman executed a letter agreement to amend the 1992 agreement (the "Letter Agreement"), pursuant to which Kollsman will be the exclusive supplier of the IOS instrument through 1997, the minimum purchase requirements were eliminated and the Company and Kollsman agreed to an acceptable fixed transfer price to be paid through 1997, the revised term of the agreement. Also pursuant to the Letter Agreement, the Company agreed to issue Kollsman a warrant to purchase 250,000 shares of Common Stock, subject to an increase of 50,000 shares under certain circumstances. The warrant expires at year end 1997, subject to certain extension rights, and has an exercise price of $7.00 per share. In order to secure an adequate supply of IOS instruments, the Company has established a standby letter of credit for the benefit of Kollsman. The Company is entirely dependent on Kollsman as the sole source of production of its IOS instruments. Kollsman, in turn, relies upon sole-source suppliers for certain components. Failure of Kollsman's suppliers to deliver the required quantities on a timely basis and at commercially reasonable prices, or Kollsman's failure to deliver the IOS instruments to the Company on a timely basis or at commercially reasonable costs could materially adversely affect the Company.

    The Company has experienced delays from Kollsman in the past, resulting in delays in the development of the TSH, qualitative serum pregnancy and quantitative hCG assays and delays in the introduction of the IOS system and initial assays. There can be no assurance that similar delays will not be encountered in the future. In the event that shipments are delayed and orders for the IOS point-of-care system become significantly backlogged, the delay could have a material adverse impact on the Company.

HISTORY OF LOSSES; EXPECTATION OF FUTURE LOSSES

    At June 30, 1996, the Company's accumulated deficit was approximately $44.8 million. Biocircuits expects to incur additional losses over the next several years. The Company expects that currently available funds will be used primarily for the continued launch of the IOS point-of-care system and development of additional tests for the IOS point-of-care system. The losses may vary from period to period, including from quarter to quarter, and are generally expected to increase, due to the recent launch of the Company's IOS point-of-care system. Accordingly, the Company believes that quarter-to-quarter results are not a useful indicator of the Company's performance. There can be no assurance that any products will be manufactured or marketed successfully, or that profitability will ever be achieved.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING; MAINTENANCE OF NASDAQ LISTING

    Additional funds will be required in 1997 to carry the Company beyond the initial sales of the IOS system and to enable the Company to develop and obtain regulatory approval for additional tests. The Company believes that its existing capital resources will be adequate to satisfy its requirements into the second quarter of 1997, assuming no exercise of outstanding warrants. If the remaining warrants issued in June 1995, which expire on December 18, 1996, are exercised in full for cash, the Company would receive an aggregate amount of $2.1 million, which the Company estimates would satisfy the Company's cash requirements until late second quarter 1997. If the Financing Warrants are exercised prior to the end of second quarter 1997, the Company believes its cash resources will be adequate to satisfy its requirements into the fourth quarter of 1997. However, since the Financing Warrants expire in October 1997, there can be no assurance that they will be exercised prior to the end of second quarter 1997. The Company has the right to call the Financing Warrants in the second half of their one year life if the Common Stock price equals or exceeds $5.25 per share. The Company's ability to continue its planned operations will be dependent upon its ability to obtain additional funds from existing investors, new investors or corporate partners. The Company intends to pursue all of these financing options, but there can be no assurance that the Company will be successful. If not successful in obtaining financing, the Company's business will be materially and adversely affected.

                                         10.

    The Company believes that maintaining its listing on the Nasdaq National Market System ("Nasdaq") is central to its ability to raise additional funds as well as to provide liquidity to investors. The proceeds from the sale of the Common Stock issued by the Company in the Financing will allow the Company to meet Nasdaq listing requirements, on a pro forma basis, for the third quarter of 1996. If the warrants which expire in December 1996 are exercised for cash, the Company believes it will meet Nasdaq listing requirements through the end of first quarter 1997. If the Financing Warrants are exercised prior to the end of second quarter 1997, the Company believes it will meet Nasdaq listing requirements at the end of the second quarter of 1997. Thereafter, the Company will be required to generate sufficient revenues or raise additional capital to maintain Nasdaq listing requirements.

    The Company expects its cash requirements to increase significantly in future periods due to higher expenses. The Company expects to incur substantial additional costs, including costs related to ongoing research and development activities, either alone or in collaboration with strategic partners, clinical trials, expansion of manufacturing, research and development and administrative facilities, development of manufacturing capabilities, obtaining regulatory approvals and establishing sales, marketing and distribution capabilities. The Company's long-term capital requirements will depend on numerous factors, including the progress of the Company's research and product development, the timing and cost of obtaining regulatory approvals, the costs associated with patents and other intellectual property rights, the levels of resources devoted to the development of manufacturing and marketing capabilities and potential collaborative partnerships. The Company intends to seek additional funding through collaborative relationships and public or private financings. Other methods of financing the acquisition of capital equipment, including lease financing, may be utilized if available on attractive terms. Raising additional funds from public or private financings may result in further dilution to then-existing shareholders. The Company also may attempt to obtain funds through arrangements with strategic partners or others that may require the Company to relinquish rights to certain of its technologies, products or marketing territories in exchange for funding. If adequate funds are not available from these sources, the Company will be required to curtail its operations significantly. No assurance can be given that any additional financing will be available, or, if available, that it will be available on acceptable terms.

COMPETITION

    Human immunodiagnostics is an intensely competitive field in which there are a number of well-established companies. Many of the Company's competitors have substantially greater financial resources and larger, more established sales, marketing, and service organizations. The primary bases of competition in the immunodiagnostic testing market are throughput, ease-of-use, price, breadth of test menu, quality of results and service. There can be no assurance that the Company will be able to compete successfully on any of these bases.

    The Company believes that its principal competitors will be large companies with a diagnostic division such as Abbott Laboratories, Becton, Dickinson and Company, Boehringer Mannheim, GmbH, Chiron/Ciba-Corning Diagnostics Corporation and Johnson & Johnson. Each of these companies has an established position in the clinical laboratory test market with systems based on traditional immunoassay technology. No assurance can be given that the Company's products will compete successfully with existing or future products of such competitors or that new competitors will not enter the market with competing technologies. The Company expects that in the future, one or more of these companies or others will develop and introduce new systems for the point-of-care market. If any such company is able to develop or acquire rights to a better immunodiagnostic testing system, the Company's business would be materially adversely affected.

UNCERTAINTY OF PROTECTION OF PATENTS AND PROPRIETARY TECHNOLOGY

    The Company has aggressively pursued the development of a patent portfolio to protect its technology. However, the patent positions of any medical device manufacturer, including Biocircuits, are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued. Consequently, there can be no assurance that any patent applications will result in the issuance of patents or, with respect to issued


                                         11.

patents, whether they will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it or any licenser was the first to file a patent application for such invention. Moreover, the Company might have to participate in interference proceedings declared by the United States Patent and Trademark Office to eventually determine priority of invention, which could result in substantial costs to the Company, even if the patents, if issued, would be held valid by a court or if a competitor's technology or product would be found to infringe such patents.

    The Company also relies upon trade secret protection for its confidential and proprietary information. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology or that the Company can meaningfully protect its trade secrets.

    Biocircuits requires its employees, consultants and advisors to execute confidentiality agreements upon the commencement of an employment or consulting relationship with the Company. Each agreement provides that all confidential information developed or made known to the individual during the course of the relationship will be kept confidential and not disclosed to third parties except in specified circumstances. In the case of employees, the agreements provide that all inventions conceived by an individual shall be the exclusive property of the Company, other than inventions unrelated to the Company's business and developed entirely on the employee's own time. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for the Company's trade secrets in the event of unauthorized use or disclosure of such information.

GOVERNMENT REGULATION

    The Biocircuits IOS point-of-care system is regulated in the United States as a medical device by the FDA and as such, requires regulatory clearance or approval prior to commercialization. Pursuant to the Federal Food, Drug and Cosmetic Act (the "FDC Act"), and the regulations promulgated thereunder, the FDA regulates, among other things, the clinical testing, manufacture, labeling, promotion, distribution, sale and use of medical devices in the United States. Failure of the Company to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, the government's refusal to grant premarket clearance or premarket approval of devices, withdrawal of marketing approvals, and criminal prosecution.

    In the United States, medical devices are classified into one of three classes, Class I, II or III, based on the controls necessary to reasonably ensure their safety and effectiveness. Class I devices are those devices whose safety and effectiveness can reasonably be ensured through general controls, such as adequate labeling, pre-market notification, and adherence to GMP regulations. Class II devices are those devices whose safety and effectiveness can reasonably be ensured through the use of general special controls, such as performance standards, post-market surveillance, patient registries, and FDA guidelines. Class III devices are devices which must receive pre-market approval by the FDA to ensure their safety and effectiveness. Generally, Class III devices are life-sustaining, life-supporting or implantable devices, or new devices which have been found not to be substantially equivalent to legally marketed devices.

    Before a new medical device may be introduced into the market in the United States, the manufacturer or distributor generally must obtain either FDA clearance of a section 510(k) premarket notification or FDA approval of a premarket approval ("PMA") application.

    If the manufacturer or distributor can establish that the device is "substantially equivalent" to a legally marketed Class I or Class II medical device or to a Class III medical device for which the FDA has not required a PMA (the "predicated device"), the manufacturer or distributor may seek FDA marketing clearance for the device by filing a 510(k) notification. In a 510(k) filing, the manufacturer or distributor is required to demonstrate that the device


                                         12.

has the same intended use and the same technological characteristics as the predicate device or has different technological characteristics that do not raise different questions of safety and efficacy than the predicate device. A 510(k) notification must contain information to support the claim of substantial equivalence, which may include laboratory test results or the results of clinical studies. Following submission of a 510(k) notification, the manufacturer or distributor may not place the device into commercial distribution until an order of substantial equivalence is issued by the FDA. The Company understands that the FDA has been requiring a more rigorous demonstration of substantial equivalence in connection with 510(k) notifications. Although it generally takes from four to twelve months from the date of submission to obtain a 510(k) clearance, it may take longer. FDA regulations do not specify the time in which it must respond to a 510(k) submission. The FDA may determine that the proposed device is not substantially equivalent to a legally marketed device, or may require further information, such as additional test data, before the FDA is able to make a substantial equivalence determination. Such determination or request for additional information could delay the Company's market introduction of its future products and could have a materially adverse effect on the Company's continued operations. Further, for any of the Company's devices cleared through the 510(k) process, modifications or enhancements that could significantly change safety or effectiveness or constitute a major change in the intended use of the device will require a new 510(k) submission. The Company's IOS point-of-care instrument tests (except for the PSA test which is currently regulated as Class III medical device) currently are regulated as Class II medical devices. The Company has received 510(k) clearances for the instrument and the T4 and T Uptake tests, the T4-only test and the qualitative serum pregnancy test in 1995 and 1996.

    If a manufacturer or distributor cannot establish that a proposed device is substantially equivalent to another legally marketed predicate device, the manufacturer or distributor must seek pre-market approval of the proposed device through submission of a PMA application. A PMA application must be supported by extensive data, including pre-clinical and clinical trial data to prove the safety and efficacy of the device, as well as extensive manufacturing information. If human clinical trials are required and the device presents "a significant risk," the sponsor of the trial (usually the manufacturer or distributor) is required to file an investigational device exemption ("IDE") application with the FDA before commencing human clinical trials. The IDE application must be supported by data, typically including the results of laboratory and animal testing. If the IDE application is approved by the FDA and one or more appropriate institutional review boards ("IRBs"), human clinical trials may begin at a specific number of investigational sites with a specific number of subjects, as approved by FDA. If the device presents a "nonsignificant risk" to subjects, a sponsor may begin the clinical trial after obtaining approval of one or more appropriate IRBs without the need for FDA approval. An IDE supplement must be submitted to and approved by the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness or the rights, safety or welfare of human subjects.

    A PMA application must contain the results of clinical trials, the results of any relevant bench tests, laboratory and animal studies, a complete description of the device and its components, and a detailed description of the methods, facilities and controls used to manufacture the device. The submission also must include the proposed labeling, advertising and training methods, if required. Upon receipt, the FDA conducts a preliminary review of the PMA application to determine whether the submission is sufficiently complete to permit a substantive review. If sufficiently complete, the submission is declared fileable by the FDA. By statute, the FDA has 180 days to review a PMA application, although the review time often is extended significantly by the FDA asking for more information or clarification of information already provided in the submission. While the FDA has responded to PMA applications within the allotted time period, PMA reviews more often occur over a significantly protracted time period and generally take approximately 12 to 24 months or more from the date of filing to approval. The FDA also will inspect the manufacturing facilities to ensure compliance with the FDA's GMP requirements prior to approval of a PMA. This is a lengthy and expensive process, and there can be no assurance that such approval will be obtained for any future product the Company may develop which may be determined to be subject to such requirements. A number of devices for which PMA marketing clearance has been sought by others have never been cleared for marketing. Modifications to a device that is subject of an approved PMA, its labeling or manufacturing process may require FDA approval of new PMAs or PMA supplements, which often require submission of the same


                                         13.

type of information required for the initial PMA. There can be no assurance that any of the Company's future products will ever obtain the necessary FDA regulatory clearance for commercial distribution.

    Any products distributed by Biocircuits pursuant to the above described clearances are subject to pervasive and continuing regulation by the FDA. The Company also will be required to manufacture its products in registered establishments and in accordance with GMP regulations. There can be no assurance that the Company or its OEM suppliers' facilities will meet GMP requirements. Failure to meet such requirements could result in certain actions by the FDA, including the possible shutdown of the Company's manufacturing facilities. In addition, the FDA has proposed changes to the GMP regulations that may increase the cost of compliance with GMPs. The Company's facility will be subject to periodic inspections by the FDA for compliance with GMP and other applicable requirements. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. Current FDA enforcement policy strictly prohibits marketing of medical devices for unapproved uses. The export of medical devices also is subject to regulation in certain instances. In addition, the use of the Company's products may be regulated by various state agencies. For example, the Company was required to obtain a license from the State of California to manufacture its proposed products. There can be no assurance that the Company's proposed products will be able to comply successfully with any such requirements or regulations.

    The potential market for the Company's products may be affected by the CLIA. The CLIA establishes requirements for any facility that performs laboratory testing on human specimens for the purpose of providing information for diagnosis or treatment of human beings. The CLIA covers such testing in virtually all settings, including physicians' offices. Final regulations to implement the CLIA were published in February 1992, effective September 1, 1992, except for participation in proficiency testing which for previously unregulated laboratories became effective in January 1994. In January 1993, the U.S. Department of Health and Human Services ("HHS") published certain revisions to these regulations. The regulations establish requirements for laboratories in such areas as administration, participation in proficiency testing, patient test management, quality control, personnel, quality assurance and inspection. Under these regulations, the specific requirements that a laboratory must meet depend upon the complexity of the tests performed by the laboratory. Laboratory tests are categorized as either waived tests, tests of moderate complexity or tests of high complexity. Laboratories that perform either moderate or high complexity tests must meet standards in all areas, with the major difference in requirements between moderate and high complexity testing concerning quality control and personnel standards. Quality control standards for moderate complexity testing are being implemented in stages. Laboratories performing high complexity testing must meet all the quality control requirements by the effective date of the regulations. Personnel standards for high complexity testing are more rigorous than those for moderate complexity testing. In general, personnel conducting high complexity testing will need more education and experience than those doing moderate complexity testing. Under the CLIA regulations, all laboratories performing moderately complex or highly complex tests will be required to obtain either a registration certificate or certification of accreditation from the Health Care Financing Administration ("HCFA").

    The Company's IOS system has been classified as testing of moderate complexity, and thus any laboratory using such products would have to meet the regulatory requirements for testing of moderate complexity. Because the regulations are new and their interpretation is uncertain, it is possible that the Company's products could be categorized as tests of high complexity in the future, in which case the Company's penetration of the point-of-care market would be reduced since not all laboratories would meet the standards required to conduct such tests. The Company understands that laboratories, including physician office laboratories, will be evaluating the requirements of the CLIA in determining whether to perform certain types of moderate and high complexity diagnostic tests. The Company believes that the sale of its proposed products will not be adversely affected by the CLIA. However, no assurances can be given that the statute and its implementing regulations will not have a material adverse impact on the Company and its ability to market and sell its IOS system or any future products that the Company may develop.


                                         14.

    Although Biocircuits believes that it will be able to comply with all applicable regulations regarding the manufacture and sale of diagnostic devices, such regulations are always subject to change and depend heavily upon administrative interpretations. There can be no assurance that future changes in regulations or interpretations made by the HHS, FDA, HCFA or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company. In addition to the foregoing, Biocircuits is subject to numerous federal, state and local laws and regulations relating to such matters as safe working conditions, laboratory and manufacturing practices, environmental, fire hazard control, and disposal of hazardous or potentially hazardous substances. To date, compliance with these laws and regulations has not had a material effect on the Company's financial results, capital requirements or competitive position, and the Company has no plans for material capital expenditures relating to such matters. However, there can be no assurance that it will not be required to incur significant costs to comply with such laws and regulations in the future, or that such laws or regulations will not have a materially adverse effect upon the Company's ability to do business.

    Sales of medical devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. The time required to obtain registrations or approvals required by foreign countries may be longer or shorter than that required for FDA clearance or approval, and requirements for licensing may differ significantly from FDA requirements. Some countries historically have permitted human studies earlier in the product development cycle than regulations in the United States permit. Other countries have requirements similar to those of the United States. This disparity in the regulation of medical devices may result in slower product clearance in certain countries than in others. Furthermore, the introduction of the Company's IOS system or any future products in foreign markets might require obtaining foreign regulatory clearances. There can be no assurance that the Company will be able to obtain regulatory clearances for its current or any future products in the United States or in foreign markets.

NEED TO RETAIN AND ATTRACT KEY EMPLOYEES

    The Company is highly dependent upon the principal members of its management and scientific staff, the loss of whose services might impede the achievement of the Company's business objectives. Furthermore, recruiting and retaining additional qualified scientific, manufacturing, marketing and sales personnel also will be critical to the Company's success. The Company faces competition for qualified individuals from numerous manufacturers of medical products and other high technology products, as well as universities and academic institutions. There can be no assurance that such insurance will be sufficient to compensate the Company in the event of a loss of one of these individuals or that the Company will be able to attract and retain qualified personnel on acceptable terms.

POTENTIAL ADVERSE IMPACT OF REIMBURSEMENT POLICIES

    Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Although Congress has failed to pass comprehensive health care reform legislation to date, the Company anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the health care delivery system. Any such proposed or actual changes could cause any potential partners of the Company to limit or eliminate spending on collaborative development projects. Legislative debate is expected to continue in the future, market forces are expected to demand reduced costs and Biocircuits cannot predict what impact the adoption of any federal or state health care reform measures or future private sector reforms may have on its business.

    In both domestic and foreign markets, sales of the Company's IOS point-of-care system and other potential products, if any, will depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that the


                                         15.

Company's products will be considered cost effective or that adequate third-party reimbursement will be available to enable Biocircuits to maintain price levels sufficient to realize an appropriate return on its investment in product development. Legislation and regulations affecting the pricing of health care services may change, which could affect the Company's products and could further limit reimbursement for medical products and services.

RISK OF PRODUCT LIABILITY; POSSIBLE UNAVAILABILITY OF INSURANCE

    Testing, manufacturing and marketing of the Company's potential products will entail risk of product liability. The Company currently has product liability insurance. However, there can be no assurance that the Company will be able to maintain such insurance at a reasonable cost or in sufficient amounts to protect the Company against losses due to product liability. An inability to maintain insurance at an acceptable cost or to otherwise protect against potential product liability could prevent or inhibit the commercialization of the Company's products. In addition, a product liability claim or recall could have a material adverse effect on the business or financial condition of Biocircuits.

HAZARDOUS MATERIALS

    The Company's research and development involves the controlled use of hazardous materials and chemicals. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The Company may incur substantial costs to comply with environmental regulations.

ANTI-TAKEOVER EFFECT OF DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

    The Board of Directors has authority to issue up to 10,000,000 shares of Preferred Stock, in addition to the 30,000,000 designated shares of Series A Preferred Stock, and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of the outstanding Series A Preferred Stock and any other Preferred Stock that may be issued in the future. The outstanding Series A Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Furthermore, certain provisions of the Company's Amended and Restated Certificate of Incorporation, such as a classified Board of Directors, its Amended and Restated Bylaws and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company.

VOLATILITY OF STOCK PRICE

    The market price of the Company's Common Stock, like that of the common stock of many other medical device and other high technology companies, has been highly volatile. Factors such as delays in obtaining FDA approval for the IOS point-of-care system, fluctuations in the Company's actual or anticipated operating results, announcements of technological innovations or new commercial products by the Company or its competitors, governmental regulation, changes in the current structure of the health care financing and payment systems in the United States, developments in or disputes regarding patent or other proprietary rights, economic and other external factors and general market conditions may have a significant effect on the market price of the Common Stock.

CONCENTRATION OF SHARE OWNERSHIP

    Based upon the shares outstanding as of September 30, 1996, the Company's officers, directors and their affiliates as a group beneficially owned approximately 52.54% of the Company's outstanding Common Stock and Series A Preferred Stock (on an as-converted basis). As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.


                                         16.

                                     THE COMPANY

    Biocircuits Corporation was incorporated in Delaware in March 1989. The Company's executive offices are located at 1324 Chesapeake Terrace, Sunnyvale, California 94089, and its telephone number is (408) 745-1961.


                                   USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale of the Shares by the Selling Securityholders. The net proceeds from the sale of the Common Stock issued by the Company in the Financing and from the exercise of the Warrants received by the Company will be considered uncommitted funds that may be used by the Company for general corporate purposes, including sales and marketing and research and development.

                                   DIVIDEND POLICY

    The Company has never paid cash dividends. The Company's Board of Directors currently intends to retain any earnings for use in the Company's business and does not anticipate paying any cash dividends in the foreseeable future. The Company's agreement with Beckman restricts the payment of dividends through August 15, 2000, unless prior thereto, Beckman exercises its equity conversion option or Development Option under the agreement with the Company.


                                         18.

                               SELLING SECURITYHOLDERS

    The following table sets forth the names of the Selling Securityholders, the number of shares of Common Stock owned by each Selling Securityholder prior to this offering, the number of shares of Common Stock being offered for the account of each Selling Securityholder and the number of shares of Common Stock to be owned by each Selling Securityholder after completion of this offering. This information is based upon information provided by the Selling Securityholders. Because the Selling Securityholders may offer all, some or none of their Common Stock, no definitive estimate as to the number of Shares thereof that will be held by the Selling Securityholders after such offering can be provided.

                                                    SHARES BENEFICIALLY          SHARES BEING            SHARES BENEFICIALLY
                                                OWNED PRIOR TO OFFERING (1)(2)    OFFERED(2)        OWNED AFTER OFFERING(1)(3)
                                             ---------------------------------   ------------      ---------------------------
   SELLING SECURITYHOLDER
---------------------------------------             -------------                ------------               ------------
Apex Limited Partners, LP                            43,749                        43,749                          0
Julie T. Berlacher                                   35,001                        35,001                          0
Bulldog Capital Partners, L.P.                      174,999                       174,999                          0
Cascade Capital Partners                            174,999                       174,999                          0
John C. Coleman, Jr.                                 17,499                        17,499                          0
Collins Group Trust (I)                              38,499                        38,499                          0
Collins Group Trust III                              63,000                        63,000                          0
Collins Investment LLC                                8,751                         8,751                          0
Collins Non Core Equity LLC VI                      115,500                       115,500                          0
Collins Partners III, L.P.                           26,250                        26,250                          0
Cove Investments Limited Partnership                375,000                       375,000                          0
Curran Partners, L.P.                               100,014                       100,014                          0
John P. Curran                                       50,049                        50,049                          0
Doran Capital Management, L.P.                       63,000                        63,000                          0
EDJ Limited                                          65,625                        65,625                          0
Glenbrook Partners                                  126,000                       126,000                          0
Larry Haimovitch                                     25,002                        25,002                          0
Thomas J. Kumbatovic                                  8,751                         8,751                          0
Lancaster Investment Partners                       105,000                       105,000                          0
Mary M. Losty                                        35,001                        35,001                          0
Stephen J. Massocca                                  26,250                        26,250                          0
Pacific Growth Equities, Inc. 401(k)
 Profit Sharing Plan (Stephen J. Massocca)           26,250                        26,250                          0
John Murray & Coralie Eddy Murray,
 as Trustees, Murray Family Trust                    17,499                        17,499                          0
Richard H. Osgood                                    35,001                        35,001                          0
Porter Partners, L.P.                               131,250                       131,250                          0
Gary Ross, as Trustee,
 Gary William Ross Trust                             75,000                        75,000                          0
Steven W. Silver                                     35,001                        35,001                          0
Special Situations Cayman Fund, L.P.                153,126                       153,126                          0
Special Situations Fund III, L.P.                   485,625                       459,375                     26,250
Pacific Growth Equities, Inc. 401(k)                 35,001                        35,001                          0
  Profit Sharing Plan (C. Fred Toney, Jr.)
WR Biocircuits Investors, LLC                       250,251                       250,251                          0
Venture Lending, a division of Cupertino
  National Bank & Trust Company                       7,628                         7,628                          0



----------------

(1) Unless otherwise indicated below, the persons named in the table have or will have sole voting and investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable.
(2) Assumes exercise of the Warrants.
(3) Assumes the sale of all Shares offered hereby.

    The Company has agreed to pay all reasonable fees and expenses incident to the filing of this offering. See "Plan of Distribution."

    Each of John C. Coleman, Jr., Thomas J. Kumbatovic, Stephen J. Massoca, John Murray, Richard H. Osgood, Gary W. Ross and C. Fred Toney Jr. is an employee, principal and/or shareholder of Pacific Growth Equities, Inc. ("Pacific Growth"). Pacific Growth acted as Placement Agent in connection with the Financing and currently makes a market in the Company's Common Stock.


                                         19.

                                 PLAN OF DISTRIBUTION

    The Shares may be offered by the Selling Securityholders from time to time in transactions on the Nasdaq National Market System, in privately negotiated transactions or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares directly or by or through agents or broker-dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions).

    The Selling Securityholders and any underwriters, dealers or agents that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by them and any provided pursuant to the sale of the Shares by them might be deemed to be underwriting discounts and commissions under the Securities Act.

    In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to such Shares for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Securityholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, rules 10b-2, 10b-6 and 10b-7, which may limit the timing of purchases and sales of the Shares by the Selling Securityholders. Certain employees, principals and/or shareholders of Pacific Growth may coordinate selling efforts with Pacific Growth. All of the foregoing may affect the marketability of the Shares.

    The Company entered into agreements with the Selling Securityholders to register their Shares under applicable federal and state securities laws. The Company will pay substantially all of the expenses incident to the offering and sale of the Shares to the public, other than commissions, concessions and discounts of underwriters, dealers or agents. Such expenses (excluding such commissions and discounts) are estimated to be $30,079.28. Such agreements provide for cross-indemnification of the Selling Securityholders and the Company to the extent permitted by law, for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of the Shares.


                                         20.

                                    LEGAL MATTERS

    The validity of the securities offered hereby will be passed upon for the Company by Cooley Godward LLP, Palo Alto, California.




                                       EXPERTS

    The financial statements of Biocircuits Corporation appearing in Biocircuits Corporation's Annual Report (Form 10-K) for the year ended December 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given upon the authority of such firm as experts in accounting and auditing.


                                         21.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                                 --------------------

                                  TABLE OF CONTENTS
                                                                            Page
                                                                            ----
Available Information ....................................................... 2
Incorporation of Certain Documents by Reference ............................. 2
Summary Information ......................................................... 4
The Offering ................................................................ 6
Risk Factors ................................................................ 7
The Company ................................................................ 18
Use of Proceeds ............................................................ 18
Dividend Policy ............................................................ 18
Selling Securityholders .................................................... 19
Plan of Distribution ....................................................... 20
Legal Matters .............................................................. 21
Experts .................................................................... 21

                                 --------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                                   2,903,321 SHARES



                               BIOCIRCUITS CORPORATION


                                     COMMON STOCK



                                     ------------

                                      PROSPECTUS

                                     ------------





                                    October 8, 1996


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       PART II
                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the expenses payable by the Company in connection with the sale, issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee. None of these expenses will be paid by the Selling Securityholders.


    SEC Registration Fee . . . . . . . . . . . . . . . . .           $ 3,079.28
    Printing and Engraving Expenses. . . . . . . . . . . .             3,500.00
    Legal Fees and Expenses. . . . . . . . . . . . . . . .            15,000.00
    Accounting Fees and Expenses . . . . . . . . . . . . .             7,500.00
    Blue Sky Fees and Expenses . . . . . . . . . . . . . .             1,000.00
                                                                     ----------

           Total                                                     $30,079.28
                                                                     ----------
                                                                     ----------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Registrant's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation, and, with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate liability for breach of the director's duty of loyalty to the Registrant or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit or for any willful or negligent payment of any unlawful dividend or any unlawful stock purchase agreement or redemption.

    The Registrant has entered into agreements with its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its listed enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


         Exhibit
         Number    Description
         -------   -----------

         4.1       Amended and Restated Certificate of Incorporation.(1)
         4.2       Amended and Restated Bylaws.(2)
         4.3       Specimen Stock Certificate.
         4.4       Form of Common Stock and Warrant Purchase Agreement.
         4.5       Form of Warrant.
         5.1       Opinion of Cooley Godward LLP.
         23.1      Consent of Ernst & Young LLP, Independent Auditors.
         23.2      Consent of Cooley Godward LLP.  Reference is made to 5.1.
         24.1      Power of Attorney (included on signature page II-3).

---------------------------

(1) Filed as an exhibit to the Registration Statement on Form S-3 (No. 33-93736), incorporated herein by reference.
(2) Filed as an exhibit to the Registration Statement on Form S-1 (No. 33-46587), as amended, and incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                      SIGNATURES

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SUNNYVALE, STATE OF CALIFORNIA, ON OCTOBER 7, 1996.


                                            BIOCIRCUITS CORPORATION



                                            By /s/ John Kaiser
                                              ---------------------------------
                                                 John Kaiser
                                                 President and Chief Executive
                                                 Officer



                                  POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Donald Hawthorne and John Kaiser, and each or either of them, his true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

         SIGNATURE                       TITLE               DATE

/s/ John Kaiser                   President and              October 7, 1996
--------------------------
John Kaiser                       Chief Executive Officer
                                  and Director


/s/ Donald Hawthorne              Vice President, Chief      October 7, 1996
--------------------------
Donald Hawthorne                  Financial Officer and
                                  Secretary


/s/ Hans O. Ribi, Ph.D.           Director                   October 7, 1996
--------------------------
Hans O. Ribi, Ph.D.


/s/ Robert Curry, Ph.D.           Director                   October 7, 1996
--------------------------
Robert Curry, Ph.D.


/s/ Patrick Latterell             Director                   October 7, 1996
--------------------------
Patrick Latterell


/s/ Harry F. Hixson, Ph.D.        Director                   October 7, 1996
--------------------------
Harry F. Hixson, Ph.D.